UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 10)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

CalAtlantic Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

128195C104

(CUSIP Number)

MatlinPatterson Global Advisers LLC

Attn: Robert H. Weiss, General Counsel

520 Madison Avenue, 35th Floor

New York, NY 10022

212-651-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Robb Tretter

Ropes & Gray LLP

1211 Avenue of the Americas

(212) 596-9512

October 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128195C104	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MP CA Homes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 128195C104	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 128195C104	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners (Cayman) III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 128195C104	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 128195C104	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 128195C104	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson PE Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 128195C104	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 128195C104	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,332,549
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,332,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934

Introduction

This amendment (“Amendment No. 10”) amends the Schedule 13D, filed July 3, 2008 (the “Statement”, as amended by Amendment No. 1 thereto, filed August 20, 2008, Amendment No. 2 thereto, filed September 4, 2008, Amendment No. 3 thereto, filed June 25, 2009, Amendment No. 4 thereto, filed November 24, 2010, Amendment No. 5 thereto, filed December 23, 2010, Amendment No. 6 thereto, filed May 21, 2013, Amendment No. 7 thereto, filed June 14, 2015, Amendment No. 8 thereto, filed October 1, 2015, and Amendment No. 9 thereto, filed June 15, 2017, the “Amended Statement”) on behalf of (i) MP CA Homes LLC, a Delaware limited liability company (the “Investor”), (ii) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson PE Holdings LLC (“Matlin PE Holdings”), a Delaware limited liability company formerly known as MatlinPatterson Asset Management LLC, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin PE Holdings, and (viii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson on and prior to December 31, 2014 and David J. Matlin as a holder of 100% of the membership interests in MatlinPatterson thereafter. The Investor, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin PE Holdings, MatlinPatterson and David J. Matlin are collectively referred to in this Statement as the “Reporting Persons” and each is a “Reporting Person.” Capitalized terms used and not defined in this Amendment No. 10 shall have the meanings set forth in the Amended Statement. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Amended Statement. This Amendment No. 10 is being filed to reflect the entry by the Investor into the Voting Agreement (as defined below) with respect to its common stock, par value $0.01 per share (the “Common Stock”) of the Issuer and in connection with the Merger (as defined below).

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

(b) On October 29, 2017, the Issuer entered into the Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Lennar Corporation (“Lennar”) and Cheetah Cub Group Corp. (“Merger Sub”). Subject to the terms and upon the conditions of the Merger Agreement, the Issuer and Lennar have agreed that the Issuer will merge with and into Merger Sub, with the Merger Sub continuing as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of the Company will cease (the “Merger”). On October 29, 2017 and in connection with the Merger Agreement, the Investor and Lennar entered into the Voting and Cash Election Agreement (the “Voting Agreement”). Subject to the terms and upon the conditions of the Voting Agreement, the Investor agreed, among other things, to (i) vote its shares of Common Stock in favor of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) not transfer, subject to limited exceptions, its shares of Common Stock, other than in accordance with the Voting Agreement, and (iii) elect to receive cash consideration in the Merger with respect to its shares of Common Stock for at least the minimum number of shares of Common Stock to cause the maximum cash consideration amount to have been fully elected by all stockholders of the Company. The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, and (ii) the date on which the Merger Agreement is terminated in accordance with its terms.

This foregoing description of the Voting Agreement does not purport to be complete, and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 17 hereto, and which is hereby incorporated by reference into this Item 4.

Item 5.	Interests in Securities of the Issuer

(a)-(b) The Investor is the record holder of 28,332,549 shares of Common Stock. Each of the Reporting Persons is the beneficial owner of, and has shared voting and dispositive power over, such shares. The number of outstanding shares of Issuer Common Stock was 111,500,000, as set forth in the Merger Agreement.

(c) Except as disclosed in this Amendment No. 10 and the Amended Statement, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and supplemented by adding the following:

In connection with the Merger, the Investor has entered into the Voting Agreement, as described in Item 4. The disclosures in Item 4 are hereby incorporated by reference herein.

Item 7.	Material to be filed as Exhibits

The following are filed as exhibits to this Amendment No. 10:

Exhibit 1	Power of Attorney of David J. Matlin (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on August 18, 2008).

Exhibit 2	Power of Attorney of Mark R. Patterson (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on August 18, 2008).

Exhibit 3	Agreement as to Joint Filing of Schedule 13D (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on July 3, 2008).

Exhibit 4	Investment Agreement, dated as of May 26, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 27, 2008).

Exhibit 5	Amendment No. 1 to Investment Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 6	Certificate of Designations relating to the Senior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 7	Certificate of Designations relating to the Junior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 8	Stockholders Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 9	Warrant to purchase certain shares of Senior Convertible Preferred Stock, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 10	Amendment to Warrant to purchase certain shares of Senior Convertible Preferred Stock, dated as of November, 23, 2010, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 24, 2010).

Exhibit 11	Underwriting Agreement, dated as of May 15, 2013, between Standard Pacific Corp., MP CA Homes LLC and Credit Suisse Securities (USA) LLC as representative of certain underwriters listed therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on May 17, 2013).

Exhibit 12	Form of Lock-Up Agreement (incorporated by reference to Exhibit 12 to the Schedule 13D filed by the Reporting Persons on May 21, 2013).

Exhibit 13	Amendment to Stockholders Agreement, dated as of June 14, 2015 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 15, 2015).

Exhibit 14	Voting Agreement, dated as of June 14, 2015, between The Ryland Group, Inc. and MP CA Homes LLC. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on June 15, 2015).

Exhibit 15	Underwriting Agreement, dated as of June 8, among CalAtlantic Group, Inc., MP CA Homes LLC and Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, as representative of certain underwriters listed therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on June 14, 2017).

Exhibit 16	Share Repurchase Agreement, dated as of June 6, 2017, by and between CalAtlantic Group, Inc. and MP CA Homes LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on June 14, 2017).

Exhibit 17	Voting and Cash Election Agreement, dated as of October 29, 2017, by and between MP CA Homes LLC and Lennar Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Lennar Corporation on October 30, 2017).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: [October 31], 2017

MP CA HOMES LLC		MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P.

By:	/s/ Robert H. Weiss	By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss	Name:	Robert H. Weiss
Title:	General Counsel	Title:	General Counsel

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P		MATLINPATTERSON GLOBAL ADVISERS LLC
		By:	/s/ Robert H. Weiss
By:	/s/ Robert H. Weiss	Name:	Robert H. Weiss
Name:	Robert H. Weiss	Title:	General Counsel
Title:	General Counsel

MATLINPATTERSON GLOBAL PARTNERS III LLC		MATLINPATTERSON PE HOLDINGS LLC

By:	/s/ Robert H. Weiss	By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss	Name:	Robert H. Weiss
Title:	General Counsel	Title:	General Counsel

MATLINPATTERSON LLC		DAVID J. MATLIN

By:	/s/ Robert H. Weiss	/s/ Robert H. Weiss
Name:	Robert H. Weiss	Name:	Robert H. Weiss
Title:	General Counsel	Title:	Attorney-in-Fact